UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              INFORMATION STATEMENT

        Pursuant to Section 14(f) of the Securities Exchange Act of 1934
                            and Rule 14f-1 thereunder

                                   JVWEB, INC.
             (Exact name of registrant as specified in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                    000-24001
                            (Commission File Number)

                                   76-0552098
                      (I.R.S. Employer Identification No.)

                        1630 East Shaw Avenue, Suite 192
                            Fresno, California 93710
                    (Address of principal executive offices,
                               including zip code)

                                 (559) 222-2229
                         (Registrant's telephone number,
                              including area code)

                                   JVWEB, INC.

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

              NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
            IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                        WE ARE NOT ASKING YOU FOR A PROXY
                  AND YOU ARE REQUESTED NOT TO SEND US A PROXY

                                  INTRODUCTION

         This Information Statement (the "Information Statement") is being mailed on or about October 11, 2002 to the holders of record at the close of business on September 23, 2002 of the common stock, par value $.01 per share, of JVWeb, Inc., (the "Common Stock"), a Delaware corporation (the "Company"), in connection with the proposed election of a majority of directors of the Company other than at a meeting of the stockholders of the Company. This Information Statement is being distributed pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. No action is required by our stockholders in connection with the election of such persons. Nevertheless, you are urged to read this Information Statement carefully.

                        CHANGE OF CONTROL OF THE COMPANY

         A change in control of the Company occurred on March 22, 2002 (the "Effective Time") pursuant to the terms, provisions and conditions of an Agreement and Plan of Merger dated as of February 27, 2002 (the "Merger Agreement") by and among (a) the Company, (b) IQB Acquisition Corporation, a newly-formed, wholly-owned Delaware subsidiary of the Company (the "Subsidiary"), (c) IQ Biometrix California, Inc., a California corporation ("IQB"), and (d) Pierre Cote, Sylvie Lariviere and Eric McAfee, each a shareholder of IQB (individually, a "Shareholder," and collectively, the "Shareholders"). The Merger Agreement provided for the merger (the "Merger") of IQB with and into the Subsidiary, with the Subsidiary being the surviving corporation and adopting the new corporate name of "I.Q. Biometrix Operations, Inc." In connection with the Merger, the former shareholders of IQB received (after certain post closing adjustments) an aggregate of 13,369,232 shares of the common stock, par value $.01 per share, of the Company (the "Common Stock"). These shares constitute approximately 84.9% of the shares of Common Stock outstanding after the completion of the Merger. Because the shares of Common Stock received by the former shareholders of IQB were not registered under the Securities Act of 1933, as amended (the "Act"), such shares are "restricted securities" (as defined in Rule 144 promulgated under the Act) and accordingly, may not be sold or transferred by the holders thereof unless such shares are registered under the Act or are sold or transferred pursuant to an exemption therefrom. The Company also assumed IQB's obligations under its stock plan. As a result, the Company assumed the obligation to issue up to 2,331,000 additional shares of Common Stock (after certain post closing adjustments) pursuant to options or stock grants issued pursuant to the assumed plan.

         The Company believes that, prior to the Merger, control of the Company resided almost exclusively in Greg J. Micek, a director of the Company and (prior to the Merger) the President of the Company and the holder of approximately 48.7% of the Common Stock outstanding. The Company believes that (after the Merger) control of the Company became dispersed among some of the Company's largest stockholders who (to the best of the Company's knowledge) have not agreed to act collectively as a group, except with regard to the election of certain persons to the Company's Board of Directors as described herein. The Company's largest stockholders among whom control is believed to be dispersed include the persons listed immediately below, who respectively own beneficially the percentage of the outstanding Common Stock indicated to the immediate right of their respective names (the following percentages do not take into account any shares that might in the future be acquired by the exercise of outstanding stock options):

                                                     Percentage Ownership of
         Stockholder                                 Outstanding Common Stock

         Clyde Berg                                                    11.5%
         Greg J. Micek                                                  7.3%
         Cagan McAfee Fund, a partnership                               6.1%
             under the control of Eric McAfee
         Eric McAfee                                                    3.5%
         Morden C. Lazarus                                              2.0%

The basis of the control of the Company by the persons listed above (beyond their stock ownership) is described hereinafter.

         In connection with the Merger, the following events occurred:

         1. The number of directors constituting the Board of Directors of the Company was expanded from two to four. While a couple of individuals have served on the Board of Directors on an interim basis since the Merger, the current members of Board of Directors of the Company are Eric McAfee, Greg J. Micek, Morden C. Lazarus and Lewis Ball.

         2. The officers of the Company at the time of the Merger resigned from all of their offices with the Company, and new officers were elected. While the persons serving in particular offices have changes slightly from time to time since the Merger, the following persons are currently serving in the one or more offices of the Company set forth opposite their respective names below:

                  Eric McAfee                        Chairman of the Board
                  William Scigliano         Chief Executive Officer
                  Greg Micek                President and Secretary
                  Paul Schroeder            Chief Financial Officer,
                                               Treasurer & Controller

                  Information with respect to the newly-elected directors and officers and proposed new director, including beneficial ownership of the Common Stock held by such persons, is set forth below.

         3. The Shareholders entered into a Voting Agreement (the Voting Agreement") in favor of Greg J. Micek, pursuant to which they agreed, for two years after the Merger, to use their best efforts to maintain the number of directors on the Board at seven and to vote all of their shares of Common Stock to elect Mr. Micek or his nominee to the Board. The Shareholders and Mr. Micek have also agreed to elect certain other persons (some of which are specified and some of which are to be agreed upon) to Board. Despite the Shareholders' and Mr. Micek's agreements regarding the number of directors on the Board and the election of certain other persons to the Board, the Shareholders and Mr. Micek have verbally agreed that the Board should be limited to four persons for the time being and the persons serving as directors should be Eric McAfee, Greg J. Micek, Morden C. Lazarus and William Scigliano.

         4. Lewis Ball agreed to resign from his seat on the Board of Directors of the Company promptly after the Company has fully complied with Rule 14f-1 under the Securities Exchange Act of 1934.

         5. The Company now proposes to change its corporate name to "I.Q. Biometrix, Inc."

         After Mr. Ball resigns from his seat on the Board of Directors of the Company, the Board of Directors of the Company expects to elect William Scigliano to fill the vacancy created by such resignation. Like all of the Company directors, Mr. Scigliano will (if so elected) serve as such until the next annual meeting of the stockholders, and until his successor has been duly elected and qualified. Mr. Scigliano has consented to serve as a director of the Company if so elected.

         William Scigliano has served as Chief Executive Officer of the Company since September 2002. Prior to that time, he had served as Executive Director of the Corporate and Public Issues Division of Ministry of the Attorney General of British Columbia since 1991. Mr. Scigliano received a Bachelors Degree from the University of Victoria and a Masters Degree from the Graduate School of Business Administration of the University of Oregon.

         The Board of Directors may in the future consider an increase in the number of persons serving on it pursuant to the authority conferred upon it by the Company's bylaws to specify the number of directors serving at any time. Currently, the Board of Directors is contemplating its expansion as well qualified additional persons can be persuaded to serve on the Board. The timing of any expansion and the identity of any person who will be elected as an additional director to fill the newly-created vacancies are not known at this time. However, if the number of persons serving on the Board of Directors were increased, the Board of Directors would elect the persons necessary to fill the vacancies created by the increase. Stockholders would have input on the composition of the Board of Directors only at a meeting to elect directors or through an effort to remove existing directors and replace them with successor directors. The Board of Directors does not expect, if it were to increase the number of persons serving on the Board of Directors, to give direct notice to stockholders of such increase or the identities of the new directors. However, the Board of Directors does expect in such circumstances to issue a press release regarding such developments through usual channels.

                    INFORMATION RELATING TO OUR COMMON STOCK

         The shares of our Common Stock are the only class of voting securities currently outstanding. The holder of each share of our Common Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders. As of September 23, 2002 there were 16,454,285 shares of our Common Stock outstanding. There are currently no shares of preferred stock outstanding.

                      SECURITY OWNERSHIP OF CERTAIN CURRENT
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of September 23, 2002 concerning the beneficial ownership of the Common Stock (i) by each stockholder who is known by the Company to own beneficially in excess of 5% of the outstanding Common Stock; (ii) by each director; (iii) by each executive officer; and (iv) by all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares of Common Stock.


         Name and Address of                   Beneficial Ownership(1)
         Beneficial  Owner                Number of Shares           Percent

         Pierre Cote                       3,163,549(2)              19.3%
         2555 W. Bluff #179
         Fresno, California 93711

         Clyde Berg                        1,889,145(3)              11.5%
         10600 N. De Anza Boulevard
         Cupertino, California 95014

         Eric McAfee                       1,676,349(4)              10.2%
         10600 N. De Anza Boulevard
         Cupertino, California 95014

         Sylvie Lariviere                  1,415,420(5)               8.5%
         293 Cahungea Street
         Fresno, California 93035

         Greg J. Micek                     1,201,428                  7.3%
         5444 Westheimer, Suite 2080
         Houston, Texas 77056

         Cagan McAfee Fund                 1,000,000(6)               6.1%
         10600 N. De Anza Boulevard
         Cupertino, California 95014

         Morden C. Lazarus                   496,355(7)               3.0%
         759 Square Victoria, Suite 200
         Montreal, QC
         CANADA  H2Y 2J7

         Paul Schroeder                      136,745(8)                *
         10600 N. De Anza Boulevard
         Cupertino, California 95014

         Lewis E. Ball                        17,142                   *
         6122 Valley Forge
         Houston, Texas 77057

         All directors and officers
         as a group (five persons)         3,528,019(9)              21.2%

*  Less than one percent
---------------------

(1) Includes shares of Common Stock beneficially owned pursuant to options and warrants exercisable on September 23, 2002 or within 60 days thereafter.
(2) In a Schedule 13D and a Form 3 both filed with the SEC on April 2, 2002, Mr. Cote reported that his direct ownership of 3,163,549 shares.
(3) Includes 1,794,570 shares held directly; includes 94,575 shares held by the Berg McAfee Companies, a partnership in which Mr. Berg holds a partnership interest (such 94,575 shares are also included in the table in the figure of shares beneficially owned by Eric McAfee).
(4) Includes 581,774 shares held directly; includes 1,000,000 shares held by the Cagan McAfee Fund, a partnership in which Mr. McAfee holds a partnership interest (such 1,000,000 shares are also included in the table in the figure of shares beneficially owned by the Cagan McAfee
         Fund); includes 94,575 shares held by the Berg McAfee Companies, a partnership in which Mr. McAfee holds a partnership interest (such 94,575 shares are also included in the table in the figure of shares beneficially owned by Clyde Berg).
(5) Includes 1,265,420 shares held directly; includes 150,000 shares beneficially owned pursuant to stock options currently exercisable.
(6) These shares are also included in the table in the figure of shares beneficially owned by Eric McAfee.
(7) Includes 316,355 shares held directly; 180,000 shares beneficially owned pursuant to stock options currently exercisable or that become exercisable within the next 60 days.
(8) Includes 56,745 shares held directly; 80,000 shares beneficially owned pursuant to stock options currently exercisable; does not include 90,000 shares subject to options that will not become exercisable within the next 60 days.
(9) Includes 2,173,444 shares directly owned; 260,000 shares beneficially owned pursuant to stock options currently exercisable or becoming exercisable within the next 60 days; and 1,094,575 shares beneficially owned indirectly through affiliated entities.

                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Current Management

         The directors and executive officers of the Company are as follows:

         Name                            Age               Positions

         Eric McAfee                     39             Chairman of the Board
         Greg Micek                      47             Director, President
                                                          & Secretary
         Morden C. Lazarus               61             Director
         Lewis Ball                      71             Director
         William Scigliano               42             Chief Executive Officer
         Paul Schroeder                  39             Chief Financial Officer,
                                                          Treasurer & Controller

         Eric McAfee has served as Vice Chairman of the Board of the Company since March 2002. In January 1998, he founded and became a principal of the Berg McAfee Companies, a venture capital partnership based in Cupertino, California, with investments in Internet, software and telecommunications companies. Mr. McAfee remains a principal of the Berg McAfee Companies. From May 1995 until January 1998, he operated McAfee Capital, a venture capital firm. Mr. McAfee is a graduate of Fresno State University with a B.S. in Management (with an emphasis in statistics) and the Stanford Graduate School of Business Executive Program.

         Greg J. Micek has served as a Director of the Company since inception. He also has served as the President of the Company from inception until March 2002, at which time he resigned as President in connection with the Merger. During March 2002, Mr. Micek was elected as an Executive Vice President and the Chief Financial Officer of the Company. During July 2002, he was elected President of the Company again (and relinquished the office of Executive Vice President and Chief Financial Officer). Since 1983, Mr. Micek has been a principal of The Micek Group, a business consulting firm. Mr. Micek received a Bachelor of Arts and a Doctorate of Jurisprudence from Creighton University.

         Morden C. Lazarus has served as a director of the Company since July 2002. Mr. Lazarus has served as a principal of the Montreal law firm of Lazarus, Charbonneau since 1967. He is a member of the Board of Directors of DPC
Biosciences Corporation (a company whose shares are traded on the Canadian Venture Stock Exchange), and Anchor Gaming (Canada) Inc. and United Tote (Canada) Inc. (subsidiaries of International Game Technology, a NYSE-traded company). Mr. Lazarus is also Chairman and Chief Executive Officer of ISee3D Inc., company whose shares are publicly traded on the TSX Venture Exchange (a subsidiary of the Toronto Stock Exchange). He received his law degree from
 McGill University in Montreal.

         Lewis E. Ball has served as a director of the Company since January 1998. He also has served as the Treasurer and Secretary of the Company from August 1998 until March 2002, at which time he resigned from these offices in connection with the Merger. He has been a financial consultant to a number of companies since 1993. Mr. Ball earned a Bachelor of Business Administration in Finance from the University of Texas at Austin, followed by post-graduate studies in accounting at the University of Houston. He is a Certified Public Accountant and a Certified Management Accountant. Mr. Ball has agreed to resign from his seat on the Board of Directors of the Company promptly after the Company has fully complied with Rule 14f-1 under the Securities Exchange Act of 1934.

         For information regarding Mr. Scigliano's background, see the biographical information regarding him included within the section captioned "CHANGE OF CONTROL OF THE COMPANY" above.

         Paul Schroeder has served as Treasurer and Controller of the Company since March 2002. During July 2002, he was also elected Chief Financial Officer. Mr. Schroeder served as Controller of IQB from January 2002 until the Merger. From September 2000 through the present, he has served as Controller at the Berg McAfee Companies and Cagan McAfee Capital Partners, both of Cupertino, California. In December 1983, Mr. Schroeder co-founded Schroeder's, a retail service company that grew to a high of seventeen outlets and 150 employees. He continued to operate this company until June 2000. Mr. Schroeder is a graduate of San Jose State University with a Bachelor of Science in Finance.

         The authorized number of directors of the Company is presently fixed at four. However, the Board of Directors is contemplating its expansion as well qualified additional persons can be persuaded to serve on the Board. The timing of any expansion and the identity of any person who will be elected as an additional director to fill the newly-created vacancies are not known at this time.

         Each director serves for a term of one year that expires at the following annual stockholders' meeting. Each officer serves at the pleasure of the Board of Directors and until a successor has been qualified and appointed. Currently, directors of the Company receive no remuneration for their services as such, but the Company will reimburse the directors for any expenses incurred in attending any directors' meeting.

         During fiscal 2002 (a period in which the Company was basically inactive from an operational standpoint), the Board of Directors held no meetings. However, during fiscal 2002, both directors then serving executed three written consents in lieu of a meeting.

         The Board of Directors has no standing nominating or audit committees at this time, but the Board has discussed the creation of an audit committee in the near future. The Board of Directors created a compensation committee in May 2002. Currently, Eric McAfee and Greg J. Micek are the members of the compensation committee. The compensation committee did not met during fiscal 2002. The functions of the compensation committee are (i) the approval of policies, plans, and performance criteria concerning the salaries, bonuses, and other compensation of the executive officers of the Company, (ii) the review and approval of the salaries, bonuses, and other compensation of the executive officers of the Company, (iii) the establishment and review of policies regarding executive officer perquisites, (iv) the approval of all equity-based and other compensation plans of the Company, (v) the engagement of experts on compensation matters, if and when the members of the compensation committee deem it proper or advisable to do so, and (vi) the performance of such other duties as shall from time to time be delegated to it by the Board of Directors.

         There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer, other than for the Voting Agreement described in the section captioned "CHANGE OF CONTROL OF THE COMPANY" above.

                       DIRECTOR AND EXECUTIVE COMPENSATION

                           Summary Compensation Table

         The following table sets forth the compensation paid by the Company to its Chief Executive Officer for services in all capacities to the Company (no executive officer of the Company had total annual salary and bonus for the fiscal years ended June 30, 2002, 2001 or 2000 exceeding $100,000).

                                           Summary Compensation Table (1)

                                Annual Long-Term
                                 Compensation                      Compensation

         (a)                         (b)           (c)                  (f)
                                    Fiscal
         Name and                    Year                           Restricted
         Principal Position          Ended       Salary            Stock Awards

         Greg J. Micek              6/30/02          (2)                -0-
         Chief Executive            6/30/01          (2)                -0-
         Officer and                6/30/00          (2)                -0-
         President

         Richard Thompson           6/30/02    $43,333(3)            $90,000(4)
         Chief Executive
         Officer
         -----------------

         (1) The Columns designated by the SEC for the reporting of certain bonuses, other annual compensation, securities underlying options/SARs, long term incentive plan payouts, and all other compensation, have been eliminated as no such bonuses, other annual compensation, underlying securities, payouts or compensation were awarded to, earned by, paid to or outstanding with respect to any specified person during any fiscal year covered by the table.
         (2) For his service as Chief Executive Officer and President during the past three fiscal years, Mr. Micek was entitled to an annual salary of $60,000; however, he voluntary elected not to receive any portion of his salary during fiscal 2002, fiscal 2001 or fiscal 2000. Mr. Micek ceased serving as the Company's Chief Executive Officer and President on March 23, 2002 when a new slate of officers (which included Mr. Micek as Executive Vice President and Chief Financial Officer) was elected. Mr. Micek was elected President of the Company again (and relinquished the office of Chief Financial Officer) on July 17, 2002.
         (3) Mr. Thompson became Chief Executive Officer on March 23, 2002. He ceased serving as the Company's Chief Executive Officer on July 17, 2002.
         (4) In connection with the Merger, the Company assumed a grant of 500,000 restricted shares made by IQB to Mr. Thompson on December 1, 2001. These restricted shares are subject to vesting. Of these shares, 200,000 vested on the date of the grant, and 25,000 shares were to vest every three months thereafter. The figure in the table is based on the 500,000 restricted shares granted multiplied by $.18, the most recent closing price of the Company's stock prior to the date of grant. These 500,000 restricted shares had a value of $475,000 as of June 30, 2002, based on the $.95 closing price of the Company's stock on that date. Mr. Thompson's employment with the Company ceased on July 17, 2002. By that time, 250,000 of the restricted shares had vested. Mr. Thompson and the Company agreed that he would be entitled to retain these 250,000 shares, but that the remaining 250,000 unvested restricted shares would be forfeited.

                               Stock Option Grants

         During the fiscal year ended June 30, 2002, the Company did not grant any stock options to any person named in the Summary Compensation Table.

                  Option Exercises/Value of Unexercised Options

         During the fiscal year ended June 30, 2002, no person named in the Summary Compensation Table exercised any stock options to acquire shares of the Company's stock. As of June 30, 2002, no person named in the Summary Compensation Table held any stock options to acquire shares of the Company's stock.

                   Compensation Agreements with Key Personnel

        The Company has entered into an employment agreement (the "Scigliano Employment Agreement") with William Scigliano, the Chief Executive Officer of the Company. The Scigliano Employment Agreement has a term of two years and will expire in accordance with its terms at the end of July 2004, subject to an earlier termination upon the occurrence of certain customary events. Under the Scigliano Employment Agreement, Mr. Scigliano is to receive an annual salary of $130,000. He also received a $25,000 signing bonus upon execution of the Scigliano Employment Agreement. Mr. Scigliano is also entitled to participate in any and all employee benefit plans hereafter established for the employees of the Company and to receive an expense reimbursement of up to $5,000 per month. The Scigliano Employment Agreement does not contain any covenant not to compete. Moreover, pursuant to an agreement between the Company and Mr. Scigliano, the Company granted to Mr. Scigliano options to purchase 600,000 shares of Common Stock at a per-share purchase price of $.50. These options vest over time so that options to purchase 150,000 shares will vest on each of February 1, 2003, August 1, 2003, February 1, 2004 and August 1, 2003. Unexercised options will expire on August 1, 2007, unless they expire earlier upon the occurrence of certain customary events.

        The Company has entered into an employment agreement (the "Micek Employment Agreement") with Greg J. Micek, a director and the President of the Company. The Micek Employment Agreement has a term of two years and will expire in accordance with its terms at the end of July 2004, subject to an earlier termination upon the occurrence of certain customary events. Under the Micek Employment Agreement, Mr. Micek is to receive an annual salary of $120,000. Mr. Micek is also entitled to participate in any and all employee benefit plans hereafter established for the employees of the Company and to receive an expense reimbursement of up to $5,000 per month. The Micek Employment Agreement does not contain any covenant not to compete. Moreover, pursuant to an agreement between the Company and Mr. Micek, the Company granted to Mr. Micek options to purchase 600,000 shares of Common Stock at a per-share purchase price of $.50. These options vest over time with respect to 25,000 shares each month during the first two years of the option. Unexercised options will expire on August 1, 2007, unless they expire earlier upon the occurrence of certain customary events.

         The Company has entered into a consulting agreement (the "Lazarus Consulting Agreement") with Morden C. Lazarus, a director of the Company. The Lazarus Consulting Agreement has a term of one year, subject to the right of either party to terminate the agreement upon 14 days' written notice to the other. As compensation for services provided under the Lazarus Consulting Agreement, the Company granted to Mr. Lazarus options to purchase 180,000 shares of Common Stock at a per-share purchase price of $.10. These options vest over time at a rate of 15,000 shares per month, commencing with December 1, 2001 and continuing on the first day of each of the next 11 months thereafter. Unexercised options will expire on November 30, 2006, unless they expire earlier upon the occurrence of certain customary events.

         The Company is currently engaged in negotiations with Paul Schroeder, the Chief Financial Officer, Treasurer and Controller of the Company, regarding an employment or a consulting agreements between him and the Company. The terms of any such agreement are uncertain at this time. However, pursuant to an agreement between the Company and Mr. Schroeder, the Company granted to Mr. Schroeder options to purchase 170,000 shares of Common Stock at a per-share purchase price of $.10. These options vest over time. Options to purchase 50,000 shares vested on December 1, 2001 (the "Vesting Commencement Date"), and options to purchase 10,000 shares will vest every three months after the Vesting Commencement Date until all options have become vested. Unexercised options will expire on November 30, 2006, unless they expire earlier upon the occurrence of certain customary events.

         The Company is currently engaged in negotiations with Eric McAfee, the Chairman of the Board of the Company, regarding an employment or a consulting agreements between him and the Company. The terms of any such agreement are uncertain at this time.

                 Certain Relationships and Related Transactions

         Shortly prior to the Merger, Greg J. Micek loaned $100,000 to IQB pursuant to a Convertible Secured Promissory Note, which provided for the automatic conversion of the promissory note into 100,000 shares of Common Stock. In accordance with its terms, this promissory note was automatically converted into 100,000 shares of Common Stock upon the Merger.

         In addition, in connection with the Merger, the Company entered into a Sale and Purchase Agreement with Greg J. Micek, pursuant to which the Company is obligated to sell to Mr. Micek the Company's dormant electronic commerce assets in consideration of the forgiveness of $30,000 in indebtedness owed by the Company to Mr. Micek. The Sale and Purchase Agreement was not the result of arms-length negotiations. However, the Company's non-interested director considered the previous history of losses relating to these assets, their extended period of inactivity, their lack of reasonable prospects for future exploitation, the amount of indebtedness to be forgiven in connection with the sale, and the requirement imposed by IQB as a condition to the closing of the Merger that the Company's dormant electronic commerce assets be disposed of prior to the Merger. After such consideration, the Company's non-interested director concluded that the sale of the Company's dormant electronic commerce assets would be in the Company's best interests. The dormant electronic commerce assets sold included (a) all of the outstanding capital stock owned by the Company in each of Dadandme, Inc., Ihomeline.com, Inc., Ihomeline.co.uk, Inc., Eonthestreet, Inc., National Sweepstakes Show, Inc., and Beddis International, Ltd. a/k/a "LinksXpress.com, Inc.," and (b) all right, title and interest of the Company in and to the "JVWeb.com," "Ihomeline.com," "Homeline Talk Radio," "National Sweepstakes Show," "Sweepstakes News," "Crisis-Communications," and "Dadandme" registered trademarks. Closings of the sale of these assets will take place from time to time as necessary consents are obtained and appropriate documents are prepared and filed.

              SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that the Company's officers and directors, and person who own more than ten percent of a registered class of the Company's equity securities, file reports of ownership and changes in ownership with the Securities and Exchange Commission and furnish the Company with copies of all such Section 16(a) forms. Based solely on its review of written representations from certain reporting person, the Company believes that, during fiscal 2002, each of its officers, directors and greater than ten percent stockholders complied with all such applicable filing requirements.

                                   By Order of the Board of Directors,


                                  Eric McAfee,
                                  Chairman of the Board

Fresno, California
October 11, 2002